December 11, 2007

Ms. Linda van Doorn, Senior Chief Accountant

US Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Case Financial, Inc.
File No. 0-27757
Form 10KSB for the year ended September 30, 2006
Form 10-QSB for the quarters ended December 31, 2006, March 31, 2007 and June 30, 2007

Dear Ms. Van Doorn,

The following is in response to the comments provided to you regarding the above-referenced filings in your letter dated November 29, 2007.

Form 10-KSB

Financial Statements

Note 4 – Discontinued Operations, page 33

1.

We have read and considered your response to comment four included in our letter dated July 17, 2007. We note your assertion that you will not have any significant continuing involvement in the operations of the discontinued business. Using the guidance in EITF 03-13, please address the following comments:

☐

Explain how you determined that your continuing involvement in the collection of the existing loans associated with this business does not constitute significant involvement, and therefore meets the criteria in paragraph 42b of SFAS 144.

☐

Explain how you determined that the continuing cash inflows and cash outflows associated with the referenced collection activities do not constitute significant direct cash flows, and therefore meet the criteria in paragraph 42a of SFAS 144.

December 11, 2007

In September 2005 the Company determined that the operations of the business should be classified as discontinued operation since the Company stopped accepting new business 12-months prior to the measuring date. The Company’s prior operations consisted of lending and advancing money on specific litigation to attorneys and plaintiffs. In October of 2004, the Company eliminated all activities that consisted of advancing or lending of monies for specific litigation. The Company also decided not to renew its California Lender’s license and cannot legally conduct this type of business. The Company has not made any new advances or loans related to its discontinued operations since 2004 and does not intend to in the future nor is licensed to do so. Furthermore, the Company is not actively involved in the collection of any existing loans or advances.

Given that the Company is not involved in the collection of existing loans or advances, the Company meets the criteria of SFAS 144 paragraph 42b. The continuation of prior cases pending resolution or settlement does not constitute new business. Therefore, the Company chose to account for its wind-down operations as discontinued. The collection of funds is unknown and in periods during which significant operations of the discontinued operation maybe material the company will expand its disclosures. The disclosure results will address revenues, costs of revenues, other expenses, and estimated loss recognized at the measurement date. The prior operations have been eliminated and will continue to be eliminated from the ongoing operations. Therefore, the Company meets the criteria of paragraph 42a of SFAS 144.

The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in Company filings;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing adequately addresses the comments contained in your letter of November 29, 2007. Please feel free to contact us with any further comments or clarifications required at telephone number (760) 804-1449 or fax us at number (760) 804-1566.

Respectfully submitted,

/s/ Lawrence Schaffer

Lawrence Schaffer

President and Chief Financial Officer